Exhibit 13.2

Consolidated Income

(unaudited)	Three months ended March 31
(millions of dollars)	2009	2008

Revenues	2,380	2,133

Operating and Other Expenses/(Income)
Plant operating costs and other	820	698
Commodity purchases resold	447	396
Other income	(5)	(28)
Calpine bankruptcy settlements	-	(279)
Writedown of Broadwater LNG project costs	-	41
	1,262	828
	1,118	1,305

Depreciation and amortization	346	310
	772	995

Financial Charges/(Income)
Interest expense	301	224
Financial charges of joint ventures	14	16
Interest income and other	(22)	(11)
	293	229

Income before Income Taxes and Non-Controlling Interests	479	766

Income Taxes
Current	54	246
Future	60	4
	114	250
Non-Controlling Interests
Non-controlling interest in PipeLines LP	24	21
Non-controlling interest in Portland	5	44
	29	65
Net Income	336	451

Preferred Share Dividends	6	6
Net Income Applicable to Common Shares	330	445

See accompanying notes to the consolidated financial statements.

TCPL [28
FIRST QUARTER REPORT 2009

Consolidated Cash Flows

(unaudited)	Three months ended March 31
(millions of dollars)	2009	2008

Cash Generated From Operations
Net income	336	451
Depreciation and amortization	346	310
Future income taxes	60	4
Non-controlling interests	29	65
Employee future benefits funding (in excess of)/ lower than expense	(34)	20
Writedown of Broadwater LNG project costs	-	41
Other	23	26
	760	917
Decrease in operating working capital	91	25
Net cash provided by operations	851	942

Investing Activities
Capital expenditures	(1,123)	(460)
Acquisitions, net of cash acquired	(134)	(2)
Deferred amounts and other	(198)	112
Net cash used in investing activities	(1,455)	(350)

Financing Activities
Dividends on common and preferred shares	(229)	(190)
Advances repaid to parent	(8)	(383)
Distributions paid to non-controlling interests	(21)	(15)
Notes payable (repaid)/issued, net	(917)	336
Long-term debt issued, net of issue costs	3,085	112
Reduction of long-term debt	(482)	(394)
Long-term debt of joint ventures issued	16	17
Reduction of long-term debt of joint ventures	(20)	(29)
Common shares issued	74	56
Net cash provided by/(used in) financing activities	1,498	(490)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	26	23

Increase in Cash and Cash Equivalents	920	125

Cash and Cash Equivalents
Beginning of period	1,300	504

Cash and Cash Equivalents
End of period	2,220	629

Supplementary Cash Flow Information
Income taxes paid	57	164
Interest paid	263	202

See accompanying notes to the consolidated financial statements.

TCPL [29
FIRST QUARTER REPORT 2009

Consolidated Balance Sheet

(unaudited)	March 31,	December 31,
(millions of dollars)	2009	2008

ASSETS
Current Assets
Cash and cash equivalents	2,220	1,300
Accounts receivable	1,070	1,280
Due from TransCanada Corporation	1,786	1,529
Inventories	481	489
Other	809	523
	6,366	5,121
Plant, Property and Equipment	30,412	29,189
Goodwill	4,520	4,397
Regulatory Assets	1,596	201
Other Assets	2,231	2,027
	45,125	40,935

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	800	1,702
Accounts payable	2,057	1,868
Due to TransCanada Corporation	2,070	1,821
Accrued interest	416	361
Current portion of long-term debt	474	786
Current portion of long-term debt of joint ventures	211	207
	6,028	6,745
Regulatory Liabilities	507	551
Deferred Amounts	1,119	1,168
Future Income Taxes	2,729	1,253
Long-Term Debt	18,656	15,368
Long-Term Debt of Joint Ventures	875	869
Junior Subordinated Notes	1,249	1,213
	31,163	27,167
Non-Controlling Interests
Non-controlling interest in PipeLines LP	743	721
Non-controlling interest in Portland	93	84
	836	805
Shareholders’ Equity	13,126	12,963
	45,125	40,935

See accompanying notes to the consolidated financial statements.

TCPL [30
FIRST QUARTER REPORT 2009

Consolidated Comprehensive Income

(unaudited)	Three months ended March 31
(millions of dollars)	2009	2008

Net Income	336	451
Other Comprehensive Income/(Loss), Net of Income Taxes
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(38)	53
Change in gains and losses on hedges of investments in foreign operations(2)	-	(41)
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	27	4
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	4	(19)
Other Comprehensive Income/(Loss)	(7)	(3)
Comprehensive Income	329	448

(1)	Net of income tax recovery of $6 million for the three months ended March 31, 2009 (2008 - $25 million recovery).
(2)	Net of income tax expense of $4 million for the three months ended March 31, 2009 (2008 - $22 million recovery).
(3)	Net of income tax recovery of $3 million for the three months ended March 31, 2009 (2008 - $12 million expense).
(4)	Net of income tax expense of $1 million for the three months ended March 31, 2009 (2008 - $9 million recovery).

See accompanying notes to the consolidated financial statements.

TCPL [31
FIRST QUARTER REPORT 2009

Consolidated Accumulated Other Comprehensive Income

	Currency	Cash Flow
(unaudited)	Translation	Hedges and
(millions of dollars)	Adjustments	Other	Total

Balance at December 31, 2008	(379)	(93)	(472)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(38)	-	(38)
Change in gains and losses on hedges of investments in foreign operations(2)	-	-	-
Changes in gains and losses on derivative instruments designated as cash flow hedges(3)	-	27	27
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)(5)	-	4	4
Balance at March 31, 2009	(417)	(62)	(479)

Balance at December 31, 2007	(361)	(12)	(373)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	53	-	53
Change in gains and losses on hedges of investments in foreign operations(2)	(41)	-	(41)
Changes in gains and losses on derivative instruments designated as cash flow hedges(3)	-	4	4
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	-	(19)	(19)
Balance at March 31, 2008	(349)	(27)	(376)

(1)	Net of income tax recovery of $6 million for the three months ended March 31, 2009 (2008 - $25 million recovery).
(2)	Net of income tax expense of $4 million for the three months ended March 31, 2009 (2008 - $22 million recovery).
(3)	Net of income tax recovery of $3 million for the three months ended March 31, 2009 (2008 - $12 million expense).
(4)	Net of income tax expense of $1 million for the three months ended March 31, 2009 (2008 - $9 million recovery).
(5)
The amount of gains related to cash flow hedges reported in accumulated other comprehensive income that is expected to be reclassified to net income in the next 12 months is estimated to be $50 million ($46 million, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

See accompanying notes to the consolidated financial statements.

TCPL [32
FIRST QUARTER REPORT 2009

Consolidated Shareholders’ Equity

(unaudited)	Three months ended March 31
(millions of dollars)	2009	2008
Preferred Shares	389	389

Common Shares
Balance at beginning of period	8,973	6,554
Proceeds from common shares issued	74	56
Balance at end of period	9,047	6,610

Contributed Surplus
Balance at beginning of period	284	281
Other	2	1
Balance at end of period	286	282

Retained Earnings
Balance at beginning of period	3,789	3,202
Net income	336	451
Preferred share dividends	(6)	(6)
Common share dividends	(236)	(195)
Balance at end of period	3,883	3,452

Accumulated Other Comprehensive Income
Balance at beginning of period	(472)	(373)
Other comprehensive income	(7)	(3)
Balance at end of period	(479)	(376)
	3,404	3,076

Total Shareholders’ Equity	13,126	10,357

See accompanying notes to the consolidated financial statements.

TCPL [33
FIRST QUARTER REPORT 2009

Notes to Consolidated Financial Statements

(Unaudited)

1.	Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TCPL or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TCPL's annual audited Consolidated Financial Statements for the year ended December 31, 2008. These Consolidated Financial Statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2008 audited Consolidated Financial Statements included in TCPL’s 2008 Annual Report. Unless otherwise indicated, “TCPL“ or “the Company“ includes TransCanada PipeLines Limited and its subsidiaries. Amounts are stated in Canadian dollars unless otherwise indicated.

In Pipelines, which consists primarily of the Company's investments in regulated pipelines and regulated natural gas storage facilities, annual revenues and net income fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput volumes on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net income are affected by seasonal weather conditions, customer demand, market prices, planned and unplanned plant outages, acquisitions and divestitures, and developments outside of the normal course of operations.

In preparing these financial statements, TCPL is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses as the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

2.	Changes in Accounting Policies

The Company’s accounting policies have not changed materially from those described in TCPL’s 2008 Annual Report except as follows:

2009 Accounting Changes

Rate-Regulated Operations
Effective January 1, 2009, the temporary exemption was withdrawn from the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100 “Generally Accepted Accounting Principles”, which permitted the recognition and measurement of assets and liabilities arising from rate regulation. In addition, Section 3465 “Income Taxes” was amended to require the recognition of future income tax assets and liabilities for rate-regulated entities. The Company chose to adopt accounting policies consistent with the U.S. Financial Accounting Standards Board’s Financial Accounting Standard (FAS) 71 “Accounting for the Effects of Certain Types of Regulation”.  As a result, TCPL retained its current method of accounting for its rate-regulated operations, except that TCPL will be required to recognize future income tax assets and liabilities, instead of using the taxes payable method, and will record an offsetting adjustment to regulatory assets and liabilities. As a result of adopting this accounting change, additional future income tax liabilities and a regulatory asset in the amount of $1.4 billion were recorded in each of Future Income Taxes and Other Assets, respectively.

TCPL [34
FIRST QUARTER REPORT 2009

Adjustments to the first quarter 2009 financial statements have been made in accordance with the transitional provisions for Section 3465, which required a cumulative adjustment in the current period to future income taxes and a regulatory asset. Restatement of prior periods’ financial statements was not permitted under Section 3465.

Intangible Assets
Effective January 1, 2009, the Company adopted CICA Handbook Section 3064 “Goodwill and Intangible Assets“, which replaced Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, Section 3450 “Research and Development Costs” was withdrawn from the Handbook. Adopting this accounting change did not have a material effect on the Company’s financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
Effective January 1, 2009, the Company adopted the accounting provisions of Emerging Issues Committee (EIC) Abstract EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. Under EIC 173 an entity’s own credit risk and the credit risk of its counterparties is taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. Adopting this accounting change did not have a material effect on the Company’s financial statements.

Future Accounting Changes

International Financial Reporting Standards
The CICA’s Accounting Standards Board announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), effective January 1, 2011. TCPL is currently considering the impact a conversion to IFRS or U.S. GAAP would have on its accounting systems and financial statements. TCPL’s conversion project includes an analysis of project structure and governance, resources and training, analysis of key GAAP differences and a phased approach to the assessment of current accounting policies and conversion implementation. TCPL continues to progress its conversion project by scheduling training sessions and IFRS updates for employees, and continuing to assess the impact that significant GAAP or IFRS differences may have on TCPL.

Under existing Canadian GAAP, TCPL follows specific accounting policies unique to a rate-regulated business. TCPL is actively monitoring developments regarding potential future guidance on the applicability of certain aspects of rate-regulated accounting under IFRS. Developments in this area could have a significant effect on the scope of the project and on TCPL’s financial results. The IASB is currently expected to issue an exposure draft on rate-regulated accounting in July 2009.

At the current stage of the project, TCPL cannot reasonably determine the full impact that adopting IFRS would have on its financial position and future results.

TCPL [35
FIRST QUARTER REPORT 2009

3.	Segmented Information

Effective January 1, 2009, TCPL revised its presentation of certain income and expense items in the Consolidated Statement of Income to better reflect the operating and financing structure of the Company. To conform with the new presentation, certain of the income and expense amounts pertaining to operations that were previously classified as Other Expenses/(Income) are now included in Operating and Other Expenses/(Income). Depreciation expense has been redefined as Depreciation and Amortization expense and includes amortization of $14 million in first quarter 2009 (2008 - $14 million) for power purchase arrangements, which was previously included in Commodity Purchases Resold. Support services costs previously allocated to Pipelines and Energy of $31 million in first quarter 2009 (2008 - $26 million) will now be included in Corporate. In addition, amounts related to interest and other financial charges, income taxes, interest and other income, and non-controlling interests will no longer be reported on a segmented basis. Segmented information has been retroactively reclassified to reflect all changes. These changes had no impact on Consolidated Net Income.

Three months ended March 31	Pipelines		Energy		Corporate		Total
(unaudited)(millions of dollars)	2009	2008	2009	2008	2009	2008	2009	2008

Revenues	1,264	1,176	1,116	957	-	-	2,380	2,133
Plant operating costs and other	(397)	(380)	(392)	(291)	(31)	(27)	(820)	(698)
Commodity purchases resold	-	-	(447)	(396)	-	-	(447)	(396)
Other income	4	23	-	-	1	5	5	28
Calpine bankruptcy settlements	-	279	-	-	-	-	-	279
Writedown of Broadwater LNG project costs	-	-	-	(41)	-	-	-	(41)
	871	1,098	277	229	(30)	(22)	1,118	1,305
Depreciation and amortization	(260)	(254)	(86)	(56)	-	-	(346)	(310)
	611	844	191	173	(30)	(22)	772	995
Interest expense							(301)	(224)
Financial charges of joint ventures							(14)	(16)
Interest income and other							22	11
Income taxes							(114)	(250)
Non-controlling interests and preferred share dividends							(35)	(71)
Net Income Applicable to Common Shares							330	445

TCPL [36
FIRST QUARTER REPORT 2009

For the years ended December 31, 2008 and 2007, segmented information has been retroactively reclassified to reflect all changes.

For the year ended December 31
(unaudited)	Pipelines		Energy		Corporate		Total
(millions of dollars)	2008	2007	2008	2007	2008	2007	2008	2007

Revenues	4,650	4,712	3,969	4,116	-	-	8,619	8,828
Plant operating costs and other	(1,645)	(1,590)	(1,307)	(1,336)	(110)	(104)	(3,062)	(3,030)
Commodity purchases resold	-	(72)	(1,453)	(1,829)	-	-	(1,453)	(1,901)
Calpine bankruptcy settlements	279	-	-	16	-	-	279	16
Writedown of Broadwater LNG project costs	-	-	(41)	-	-	-	(41)	-
Other income	31	27	1	3	6	2	38	32
	3,315	3,077	1,169	970	(104)	(102)	4,380	3,945
Depreciation and amortization	(989)	(1,021)	(258)	(216)	-	-	(1,247)	(1,237)
	2,326	2,056	911	754	(104)	(102)	3,133	2,708
Interest expense							(962)	(961)
Financial charges of joint ventures							(72)	(75)
Interest income and other							42	118
Income taxes							(591)	(483)
Non-controlling interests and preferred share dividends							(130)	(97)
Net Income Applicable to Common Shares							1,420	1,210

Total Assets

(unaudited) (millions of dollars)	March 31, 2009	December 31, 2008

Pipelines	27,870	25,020
Energy	12,539	12,006
Corporate	4,716	3,909
	45,125	40,935

4.	Long-Term Debt

On April 23, 2009, TCPL filed a $2.0 billion Canadian Medium-Term Notes shelf prospectus to replace a March 2007 $1.5 billion Canadian Medium-Term Notes shelf prospectus, which expired in April 2009.

On February 17, 2009, the Company issued Medium-Term Notes of $300 million and $400 million maturing in February 2014 and February 2039, respectively, and bearing interest at 5.05 per cent and 8.05 per cent, respectively. These notes were issued under the $1.5 billion debt shelf prospectus filed in March 2007.

On January 9, 2009, the Company issued Senior Unsecured Notes of US$750 million and US$1.25 billion maturing in January 2019 and January 2039, respectively, and bearing interest at 7.125 per cent and 7.625 per cent, respectively. These notes were issued under a US$3.0 billion debt shelf prospectus filed in January 2009, which now has capacity of US$1.0 billion remaining.

TCPL [37
FIRST QUARTER REPORT 2009

In the three months ended March 31, 2009, the Company capitalized interest related to capital projects of $54 million (2008 - $27 million).

5.	Share Capital

In the three months ended March 31, 2009, TCPL issued 2.2 million (2008 – 1.5 million) common shares to TransCanada Corporation (TransCanada) for proceeds of approximately $74 million (2008 - $56 million).

6.	Financial Instruments and Risk Management

TCPL continues to manage and monitor its exposure to market, counterparty credit and liquidity risk.

Counterparty Credit and Liquidity Risk

TCPL’s maximum counterparty credit exposure with respect to financial instruments at the balance sheet date, without taking into account security held, consisted primarily of the carrying amount, which approximates fair value, of non-derivative financial assets, such as accounts receivable, as well as the fair value of derivative financial assets. Letters of credit and cash are the primary types of security relating to these amounts. The Company does not have significant concentrations of counterparty credit risk with any individual counterparties and the majority of counterparty credit exposure is with counterparties who are investment grade. At March 31, 2009, there were no significant amounts past due or impaired.

TCPL has significant exposures to financial institutions as they provide committed credit lines as well as critical liquidity in the foreign exchange and interest rate derivative and energy wholesale markets, and letters of credit to mitigate TCPL’s exposures to non-creditworthy counterparties.

As the uncertainty in the global financial markets persists, TCPL has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in TCPL reducing or mitigating its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. As part of its ongoing operations, TCPL must balance its market and counterparty credit risks when making business decisions.

The Company continues to manage its liquidity risk by ensuring sufficient cash and credit facilities are available to meet its operating and capital expenditure obligations when due, under both normal and stressed economic conditions.

Natural Gas Inventory

At March 31, 2009, the fair value of proprietary natural gas inventory held in storage as measured by the one-month forward price for natural gas less selling costs was $38 million (December 31, 2008 - $76 million). These amounts are included in Inventories. The change in fair value of proprietary natural gas inventory in the three months ended March 31, 2009 resulted in a net unrealized loss of $23 million, which was recorded as a decrease to Revenues and Inventories (2008 - gain of $59 million). The net change in fair value of natural gas forward purchase and sales contracts in the three months ended March 31, 2009 resulted in a net unrealized gain of $10 million (2008 - loss of $76 million), which was included in Revenues.

TCPL [38
FIRST QUARTER REPORT 2009

Net Investment in Self-Sustaining Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations with U.S. dollar-denominated debt, cross-currency swaps, forward foreign exchange contracts and options. At March 31, 2009, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $9.6 billion (US$7.6 billion) and a fair value of $8.5 billion (US$6.7 billion). At March 31, 2009, Deferred Amounts included $277 million for the fair value of derivatives used to hedge the Company’s net U.S. dollar investment in foreign operations.

Information for the derivatives used to hedge the Company’s net investment in its foreign operations is as follows:

Derivatives Hedging Net Investment in Foreign Operations

	March 31, 2009		December 31, 2008
Asset/(Liability) (unaudited) (millions of dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2009 to 2014)(2)	(280)	U.S. 1,550	(218)	U.S. 1,650
U.S. dollar forward foreign exchange contracts
(maturing 2009)(2)	3	U.S. 210	(42)	U.S. 2,152
U.S. dollar options
(matured 2009)	-	-	6	U.S. 300

	(277)	U.S. 1,760	(254)	U.S. 4,102

(1)	Fair values are equal to carrying values.
(2)	As at March 31, 2009.

TCPL [39
FIRST QUARTER REPORT 2009

Non-Derivative Financial Instruments Summary

The carrying and fair values of non-derivative financial instruments were as follows:

	March 31, 2009		December 31, 2008
(unaudited) (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets(1)
Cash and cash equivalents	2,220	2,220	1,300	1,300
Accounts receivable and other assets(2)(3)	1,207	1,207	1,404	1,404
Due from TransCanada Corporation	1,786	1,786	1,529	1,529
Available-for-sale assets(2)	28	28	27	27
	5,241	5,241	4,260	4,260

Financial Liabilities(1)(3)
Notes payable	800	800	1,702	1,702
Accounts payable and deferred amounts(4)	1,327	1,327	1,364	1,364
Accrued interest	416	416	361	361
Due to TransCanada Corporation	2,070	2,070	1,821	1,821
Long-term debt and junior subordinated notes	20,379	19,871	17,367	16,152
Long-term debt of joint ventures	1,086	1,065	1,076	1,052
	26,078	25,549	23,691	22,452

(1)	Consolidated Net Income Applicable to Common Shares in 2009 and 2008 included unrealized gains or losses of nil for the fair value adjustments to each of these financial instruments.
(2)
At March 31, 2009, the Consolidated Balance Sheet included financial assets of $1,070 million (December 31, 2008 – $1,257 million) in Accounts Receivable and $165 million (December 31, 2008 - $174 million) in Other Assets.

(3)	Recorded at amortized cost.
(4)
At March 31, 2009, the Consolidated Balance Sheet included financial liabilities of $1,306 million (December 31, 2008 – $1,342 million) in Accounts Payable and $21 million (December 31, 2008 - $22 million) in Deferred Amounts.

TCPL [40
FIRST QUARTER REPORT 2009

Derivative Financial Instruments Summary

Information for the Company’s derivative financial instruments, excluding hedges of the Company’s net investment in foreign operations, is as follows:

March 31, 2009
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Oil Products	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$202	$223	$8	$28	$53
Liabilities	$(127)	$(270)	-	$(41)	$(115)
Notional Values
Volumes(3)
Purchases	5,313	230	180	-	-
Sales	7,165	184	324	-	-
Canadian dollars	-	-	-	-	1,016
U.S. dollars	-	-	-	U.S. 459	U.S. 1,575
Japanese yen (in billions)	-	-	-	JPY 2.9	-
Cross-currency	-	-	-	227/U.S. 157	-

Net unrealized gains/(losses) in the three months ended March 31, 2009(4)	$21	$(35)	$7	$1	-

Net realized gains/(losses) in the three months ended March 31, 2009(4)	$10	$26	$(3)	$6	$(4)

Maturity dates	2009-2014	2009-2013	2009-2010	2009-2012	2009-2018

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$200	$1	-	$2	$8
Liabilities	$(203)	$(34)	-	$(21)	$(80)
Notional Values
Volumes(3)
Purchases	10,470	13	-	-	-
Sales	11,463	-	-	-	-
Canadian dollars	-	-	-	-	-
U.S. dollars	-	-	-	U.S. 10	U.S. 1,225
Cross-currency	-	-	-	136/U.S. 100	-

Net realized gains/(losses) in the three months ended March 31, 2009(4)	$26	$(10)	-	-	$(7)

Maturity dates	2009-2014	2009-2012	n/a	2009-2013	2009-2013

(1)
All derivative financial instruments in the held-for-trading classification have been entered into for risk management and risk reduction purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk, including purchases and sales of natural gas related to the Company’s natural gas storage business.

(2)	Fair values are equal to carrying values.
(3)	Volumes for power, natural gas and oil products derivatives are in gigawatt hours (GWh), billion cubic feet (Bcf) and thousands of barrels, respectively.
(4)
Realized and unrealized gains and losses on power, natural gas and oil products derivative financial instruments held for trading are included in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships are initially recognized in Other Comprehensive Income, and are reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest-rate derivative financial instruments designated as fair value hedges with a fair value of $8 million and a notional amount of US$50 million. Net realized gains on fair value hedges for the three months ended March 31, 2009 were $1 million and were included in Interest Expense. In first quarter 2009, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
Net Income for the three months ended March 31, 2009 included gains of $5 million for the changes in fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. There were no gains or losses included in Net Income for the three months ended March 31, 2009 for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

TCPL [41
FIRST QUARTER REPORT 2009
2008
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Oil Products	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1) (4)
Assets	$132	$144	$10	$41	$57
Liabilities	$(82)	$(150)	$(10)	$(55)	$(117)
Notional Values(4)
Volumes(2)
Purchases	4,035	172	410	-	-
Sales	5,491	162	252	-	-
Canadian dollars	-	-	-	-	1,016
U.S. dollars	-	-	-	U.S. 479	U.S. 1,575
Japanese yen (in billions)	-	-	-	JPY 4.3	-
Cross-currency	-	-	-	227/U.S. 157	-

Net unrealized gains/(losses) in the three months ended March 31, 2008(3)	$(3)	$(18)	-	$(9)	$(4)

Net realized gains/(losses) in the three months ended March 31, 2008(3)	$1	$26	-	$5	$3

Maturity dates(4)	2009-2014	2009-2011	2009	2009-2012	2009-2018

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(1) (4)
Assets	$115	-	-	$2	$8
Liabilities	$(160)	$(18)	-	$(24)	$(122)
Notional Values (4)
Volumes(2)
Purchases	8,926	9	-	-	-
Sales	13,113	-	-	-	-
Canadian dollars	-	-	-	-	50
U.S. dollars	-	-	-	U.S. 15	U.S. 1,475
Cross-currency	-	-	-	136/U.S. 100	-

Net realized gains/(losses) in the three months ended March 31, 2008(3)	$(1)	$8	-	-	$1

Maturity dates(4)	2009-2014	2009-2011	n/a	2009-2013	2009-2019

(1)	Fair values are equal to carrying values.
(2)	Volumes for power, natural gas and oil products derivatives are in GWh, Bcf and thousands of barrels, respectively.
(3)
Realized and unrealized gains and losses on power, natural gas and oil products derivative financial instruments held for trading are included in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships are initially recognized in Other Comprehensive Income, and are reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(4)	As at December 31, 2008.
(5)
All hedging relationships are designated as cash flow hedges except for interest-rate derivative financial instruments designated as fair value hedges with a fair value of $8 million and notional amounts of $50 million and US$50 million at December 31, 2008. There were no net realized gains or losses on fair value hedges for the three months ended March 31, 2008. In first quarter 2008, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
Net Income for the three months ended March 31, 2008 included gains of $2 million for the changes in fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. There were no gains or losses included in Net Income for the three months ended March 31, 2008 for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

TCPL [42
FIRST QUARTER REPORT 2009

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company’s Balance Sheet was as follows:

(unaudited)
(millions of dollars)	March 31, 2009	December 31, 2008

Current
Other current assets	503	318
Accounts payable	(532)	(298)

Long-term
Other assets	222	191
Deferred amounts	(636)	(694)

7.	Employee Future Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-employment benefit plans is as follows:

Three months ended March 31	Pension Benefit Plans		Other Benefit Plans
(unaudited) (millions of dollars)	2009	2008	2009	2008

Current service cost	11	13	-	-
Interest cost	23	19	2	2
Expected return on plan assets	(25)	(23)	-	-
Amortization of net actuarial loss	1	4	-	-
Amortization of past service costs	1	1	-	-
Net benefit cost recognized	11	14	2	2

TCPL [43
FIRST QUARTER REPORT 2009

8.	Related Party Transactions

In February 2009, an additional $249 million was advanced to TCPL from TransCanada under the demand revolving credit facility established in May 2003.

In February 2009, TransCanada issued a promissory note to a subsidiary of TCPL for $249 million. This promissory note is non-interest bearing and is payable on demand.

TCPL welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at (800) 361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Myles Dougan/Terry Hook at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Cecily Dobson/Terry Cunha (403) 920-7859 or (800) 608-7859.

Visit the TCPL website at: http://www.transcanada.com.